UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CLAYTON WILLIAMS ENERGY, INC.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

969490101

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969490101

1.	Names of Reporting Persons AF IV Energy AIV B1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,665,476 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,665,476 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,665,476 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons AF IV (U), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,485,097 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,485,097 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,485,097 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.9% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.9% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.9% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.9% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.9% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.9% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,344,869 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,344,869 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,869 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.9% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 8 to the statement on Schedule 13D amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Persons (as defined below) on March 24, 2016, as amended by Amendment No. 1 filed by the Reporting Persons on April 5, 2016, Amendment No. 2 filed by the Reporting Persons on April 7, 2016, Amendment No. 3 filed by the Reporting Persons on May 16, 2016, Amendment No. 4 filed by the Reporting Persons on May 27, 2016, Amendment No. 5 filed by the Reporting Persons on June 6, 2016, Amendment No. 6 filed by the Reporting Persons on June 28, 2016 and Amendment No. 7 filed by the Reporting Persons on July 25, 2016, as set forth below.

Item 1.      Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.10 par value per share (the “Common Stock”) of Clayton Williams Energy, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6 Desta Drive, Suite 6500, Midland, Texas 79705-5510.

Item 2.      Identity and Background

(a) This statement is being filed jointly by (i) AF IV Energy AIV B1, L.P., (ii) AF IV (U), L.P., (iii) Ares Management LLC, (iv) Ares Management Holdings L.P. (“Ares Management Holdings”), (v) Ares Holdco LLC (“Ares Holdco”), (vi) Ares Holdings Inc. (“Ares Holdings”), (vii) Ares Management, L.P. (“Ares Management”), (viii) Ares Management GP LLC (“Ares Management GP”), and (ix) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of March 24, 2016, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities. The manager of the Purchasers (as defined below) is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings, whose sole stockholder is Ares Management.  The general partner of Ares Management is Ares Management GP and the sole member of Ares Management GP is Ares Partners.  Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, David Kaplan, John Kissick, Antony Ressler and Bennett Rosenthal. Decisions by Ares Partners’ board of managers generally are made by a majority of the members, which majority, subject to certain conditions, must include Antony Ressler.  Each of the Reporting Persons (other than AF IV Energy AIV B1, L.P. and AF IV (U), L.P., with respect to the shares held directly by them) and the members of Ares Partners’ board of managers and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock, except to the extent of any pecuniary interest therein.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.

Item 3.      Source and Amount of Funds or Other Consideration

The purchase price paid by the Purchasers with respect to the Warrants (as defined below) was $16,762,996.00. The purchase price paid by the Purchasers with respect to the Special Voting Preferred Stock (as defined below) was $350.00. The purchase of the Warrants and the Special Voting Preferred Stock was financed with cash from contributions of partners of the Purchasers.

The purchase price paid by the Common Stock Purchasers (as defined below) with respect to the Purchased Shares (as defined below) was $150,000,000. The purchase price was financed with cash from contributions of partners of the Common Stock Purchasers.

Between March 31, 2016 and June 3, 2016, the Purchasers purchased an aggregate of 1,042,405 shares of Common Stock in the open market for an aggregate purchase price of approximately $16,641,013, including brokerage commissions. The purchase of such shares of Common Stock in the open market was financed with cash from contributions of partners of the Purchasers. Below is a table identifying each purchase made during that period:

Date of Transaction	Ares Investment Vehicle	Shares Purchased	Price per Share(*)	Aggregate Purchase Price
March 31, 2016	AF IV Energy AIV A1, L.P.	12,071	$8.6474	$104,382.77
March 31, 2016	AF IV Energy AIV A2, L.P.	2,206	$8.6474	$19,076.16
March 31, 2016	AF IV Energy AIV A3, L.P.	13,431	$8.6474	$116,143.23
March 31, 2016	AF IV Energy AIV A4, L.P.	13,165	$8.6474	$113,843.02
March 31, 2016	AF IV Energy AIV A5, L.P.	13,211	$8.6474	$114,240.80
March 31, 2016	AF IV Energy AIV A6, L.P.	13,431	$8.6474	$116,143.23
March 31, 2016	AF IV Energy AIV A7, L.P.	6,649	$8.6474	$57,496.56
March 31, 2016	AF IV Energy AIV B1, L.P.	50,836	$8.6474	$439,599.23
April 1, 2016	AF IV Energy AIV A1, L.P.	7,725	$8.7005	$67,211.36
April 1, 2016	AF IV Energy AIV A2, L.P.	1,412	$8.7005	$12,285.11
April 1, 2016	AF IV Energy AIV A3, L.P.	8,596	$8.7005	$74,789.50
April 1, 2016	AF IV Energy AIV A4, L.P.	8,426	$8.7005	$73,310.41
April 1, 2016	AF IV Energy AIV A5, L.P.	8,455	$8.7005	$73,562.73
April 1, 2016	AF IV Energy AIV A6, L.P.	8,596	$8.7005	$74,789.50
April 1, 2016	AF IV Energy AIV A7, L.P.	4,255	$8.7005	$37,020.63
April 1, 2016	AF IV Energy AIV B1, L.P.	32,535	$8.7005	$283,070.77
April 4, 2016	AF IV Energy AIV A1, L.P.	7,919	$9.1163	$72,191.98
April 4, 2016	AF IV Energy AIV A2, L.P.	1,447	$9.1163	$13,191.29
April 4, 2016	AF IV Energy AIV A3, L.P.	8,810	$9.1163	$80,314.60
April 4, 2016	AF IV Energy AIV A4, L.P.	8,636	$9.1163	$78,728.37
April 4, 2016	AF IV Energy AIV A5, L.P.	8,667	$9.1163	$79,010.97

April 4, 2016	AF IV Energy AIV A6, L.P.	8,811	$9.1163	$80,323.72
April 4, 2016	AF IV Energy AIV A7, L.P.	4,362	$9.1163	$39,765.30
April 4, 2016	AF IV Energy AIV B1, L.P.	33,348	$9.1163	$304,010.37
April 5, 2016	AF IV Energy AIV A1, L.P.	7,399	$9.3899	$69,475.87
April 5, 2016	AF IV Energy AIV A2, L.P.	1,353	$9.3899	$12,704.53
April 5, 2016	AF IV Energy AIV A3, L.P.	8,233	$9.3899	$77,307.05
April 5, 2016	AF IV Energy AIV A4, L.P.	8,069	$9.3899	$75,767.10
April 5, 2016	AF IV Energy AIV A5, L.P.	8,098	$9.3899	$76,039.41
April 5, 2016	AF IV Energy AIV A6, L.P.	8,232	$9.3899	$77,297.66
April 5, 2016	AF IV Energy AIV A7, L.P.	4,075	$9.3899	$38,263.84
April 5, 2016	AF IV Energy AIV B1, L.P.	31,159	$9.3899	$292,579.89
May 11, 2016	AF IV Energy AIV A1, L.P.	13,520	$16.4015	$221,748.28
May 11, 2016	AF IV Energy AIV A2, L.P.	2,471	$16.4015	$40,528.11
May 11, 2016	AF IV Energy AIV A3, L.P.	15,042	$16.4015	$246,711.36
May 11, 2016	AF IV Energy AIV A4, L.P.	14,745	$16.4015	$241,840.12
May 11, 2016	AF IV Energy AIV A5, L.P.	14,797	$16.4015	$242,693.00
May 11, 2016	AF IV Energy AIV A6, L.P.	15,042	$16.4015	$246,711.36
May 11, 2016	AF IV Energy AIV A7, L.P.	7,447	$16.4015	$122,141.97
May 11, 2016	AF IV Energy AIV B1, L.P.	56,936	$16.4015	$933,835.80
May 12, 2016	AF IV Energy AIV A1, L.P.	20,145	$17.8130	$358,842.89
May 12, 2016	AF IV Energy AIV A2, L.P.	3,682	$17.8130	$65,587.47
May 12, 2016	AF IV Energy AIV A3, L.P.	22,413	$17.8130	$399,242.77
May 12, 2016	AF IV Energy AIV A4, L.P.	21,970	$17.8130	$391,351.61
May 12, 2016	AF IV Energy AIV A5, L.P.	22,047	$17.8130	$392,723.21
May 12, 2016	AF IV Energy AIV A6, L.P.	22,413	$17.8130	$399,242.77
May 12, 2016	AF IV Energy AIV A7, L.P.	11,096	$17.8130	$197,653.05
May 12, 2016	AF IV Energy AIV B1, L.P.	84,834	$17.8130	$1,511,148.04
May 13, 2016	AF IV Energy AIV A1, L.P.	16,108	$19.4181	$312,786.75
May 13, 2016	AF IV Energy AIV A2, L.P.	2,944	$19.4181	$57,166.89
May 13, 2016	AF IV Energy AIV A3, L.P.	17,923	$19.4181	$348,030.61
May 13, 2016	AF IV Energy AIV A4, L.P.	17,568	$19.4181	$341,137.18
May 13, 2016	AF IV Energy AIV A5, L.P.	17,630	$19.4181	$342,341.10
May 13, 2016	AF IV Energy AIV A6, L.P.	17,923	$19.4181	$348,030.61
May 13, 2016	AF IV Energy AIV A7, L.P.	8,872	$19.4181	$172,277.38
May 13, 2016	AF IV Energy AIV B1, L.P.	67,837	$19.4181	$1,317,265.65
May 24, 2016	AF IV Energy AIV A1, L.P.	497	$24.9969	$12,423.46
May 24, 2016	AF IV Energy AIV A2, L.P.	91	$24.9969	$2,274.72
May 24, 2016	AF IV Energy AIV A3, L.P.	553	$24.9969	$13,823.29
May 24, 2016	AF IV Energy AIV A4, L.P.	542	$24.9969	$13,548.32
May 24, 2016	AF IV Energy AIV A5, L.P.	544	$24.9969	$13,598.31
May 24, 2016	AF IV Energy AIV A6, L.P.	553	$24.9969	$13,823.29
May 24, 2016	AF IV Energy AIV A7, L.P.	273	$24.9969	$6,824.15
May 24, 2016	AF IV Energy AIV B1, L.P.	2,092	$24.9969	$52,293.51
June 1, 2016	AF IV Energy AIV A1, L.P.	8,446	$24.9293	$210,552.87
June 1, 2016	AF IV Energy AIV A2, L.P.	1,544	$24.9293	$38,490.84
June 1, 2016	AF IV Energy AIV A3, L.P.	9,398	$24.9293	$234,285.56
June 1, 2016	AF IV Energy AIV A4, L.P.	9,211	$24.9293	$229,623.78
June 1, 2016	AF IV Energy AIV A5, L.P.	9,244	$24.9293	$230,446.45
June 1, 2016	AF IV Energy AIV A6, L.P.	9,397	$24.9293	$234,260.63
June 1, 2016	AF IV Energy AIV A7, L.P.	4,652	$24.9293	$115,971.10
June 1, 2016	AF IV Energy AIV B1, L.P.	35,569	$24.9293	$886,710.27
June 3, 2016	AF IV Energy AIV A1, L.P.	6,835	$25.5161	$174,402.54
June 3, 2016	AF IV Energy AIV A2, L.P.	1,249	$25.5161	$31,869.61
June 3, 2016	AF IV Energy AIV A3, L.P.	7,605	$25.5161	$194,049.94
June 3, 2016	AF IV Energy AIV A4, L.P.	7,454	$25.5161	$190,197.01
June 3, 2016	AF IV Energy AIV A5, L.P.	7,480	$25.5161	$190,860.43
June 3, 2016	AF IV Energy AIV A6, L.P.	7,605	$25.5161	$194,049.94
June 3, 2016	AF IV Energy AIV A7, L.P.	3,765	$25.5161	$96,068.12
June 3, 2016	AF IV Energy AIV B1, L.P.	28,783	$25.5161	$734,429.91

*The price per share of Common Stock reported in the table above is a weighted average price. The shares of Common Stock were purchased in multiple transactions at prices ranging from: $8.4300 to $9.1200, inclusive (March 31, 2016), $8.3050 to $9.2500, inclusive (April 1, 2016), $8.8950 to $9.5500, inclusive (April 4, 2016), $9.1850 to $9.5000, inclusive (April 5, 2016), $15.3800 to $17.5000, inclusive (May 11, 2016), $17.3400 to $18.3700, inclusive (May 12, 2016), $18.3000 to $19.9800, inclusive (May 13, 2016), $24.9700 to $25.0000, inclusive (May 24, 2016), $24.5700 to $25.0000, inclusive (June 1, 2016) and $24.9700 to $26.0000, inclusive (June 3, 2016). The undersigned undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in the table above. On June 28, 2016, an aggregate of 8,554 Warrants and 5,545 shares of Common Stock were transferred from AF IV Energy AIV A7 to AF IV Energy AIV A1.

Item 4.      Purpose of Transaction

The Purchasers acquired the Warrants, the Special Voting Preferred Stock, the shares of Common Stock and the Purchased Shares, and currently hold such Warrants, Special Voting Preferred Stock, shares of Common Stock and Purchased Shares, for investment purposes. Under the terms of the Certificate of Designation (as defined below), the holders of the Special Voting Preferred Stock are currently entitled to elect two members of the Issuer’s board of directors (the “Board”), subject to reduction based on the Warrants held by Purchasers, their respective affiliates and other permitted transferees that remain unexercised in respect of a specified number of Warrant Shares (as defined below). On March 31, 2016, the holders of the Special Voting Preferred Stock elected two Preferred Directors (as defined below) of the Board.  On July 22, 2016, the holders of the Special Voting Preferred Stock reappointed the two Preferred Directors to the Board in accordance with the Certificate of Designation.  Under the terms of the Stockholder Agreement (as defined below), the Common Stock Purchasers have the right to designate one director nominee for election to the Board, subject to approval by the Nominating and Governance Committee of the Board.  Effective as of the Closing (as defined below), Ronald D. Scott was appointed to the Board.  Mr. Scott was designated by the Common Stock Purchasers pursuant to the Stockholder Agreement, and was recommended for appointment by the Nominating and Governance Committee of the Board.

The Reporting Persons review on a continuing basis their investment in the Issuer.  Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries, enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors.  In addition, the Reporting Persons and their representatives and advisers have communicated with, and may continue to communicate with, the Board of Directors (the “Board”) and management of the Issuer or its subsidiaries, concerning the types of transactions disclosed in this paragraph, including but not limited to the acquisition of equity securities of, or assets from, the Issuer or its subsidiaries. From time to time, the Reporting Persons and their representatives and advisers may communicate with each other and with other security holders, industry participants and other interested parties concerning the Issuer. In addition, the Reporting Persons may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  While there is no guarantee that these communications, will develop, if the Reporting Persons were to acquire additional equity of the Issuer, the Reporting Persons’ ability to influence the management, the Board or the policies of the Issuer may increase.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.      Interest in Securities of the Issuer

(a)   Aggregate number and percentage of securities.

Ares Management LLC manages the following investment vehicles (the “Purchasers”) that, as of the date hereof, hold Warrants to purchase an aggregate of up to 2,251,364 shares of Common Stock, subject to certain adjustments provided in the Warrants and are the record holders of an aggregate of 6,093,505 shares of Common Stock, in the individual amounts noted below:

Ares Investment Vehicle	Aggregate number of shares of Common Stock issuable upon the exercise of the Warrants	Shares of Common Stock Owned of Record
AF IV Energy AIV A1, L.P.	103,971	339,543
AF IV Energy AIV A2, L.P.	28,385	92,697
AF IV Energy AIV A3, L.P.	70,141	229,063
AF IV Energy AIV A4, L.P.	15,397	50,282
AF IV Energy AIV A5, L.P.	102,645	335,212
AF IV Energy AIV A6, L.P.	68,431	223,475
AF IV Energy AIV A7, L.P.	76,984	251,407
AF IV Energy AIV A8, L.P.	59,877	195,540
AF IV Energy AIV A9, L.P.	47,901	156,432
AF IV Energy AIV A10, L.P.	72,451	236,604
AF IV Energy AIV A11, L.P.	102,646	335,212
AF IV Energy AIV B1, L.P.	859,288	2,806,188
AF IV (U), L.P.	643,247	841,850

The shares of Common Stock beneficially owned by AF IV Energy AIV B1, L.P. and AF IV (U), L.P., including the shares issuable upon exercise of the Warrants, represent approximately 20.3% and 8.3% of the shares of Common Stock outstanding, respectively. None of the shares of Common Stock beneficially owned by any other Purchaser represent 5.0% or more of shares of Common Stock outstanding. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock issuable upon exercise of the Warrants reported on the cover pages to this Schedule 13D for such Reporting Person.

See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, that include 2,251,364 shares of Common Stock issuable upon exercise of the Warrants. The ownership percentages reported in this Schedule 13D are based on an aggregate of 12,169,536 shares of Common Stock outstanding as of July 29, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016 and 5,051,100 Purchased Shares issued to the Common Stock Purchasers on August 29, 2016.

(b)         Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition. The numbers include 2,251,364 shares of Common Stock issuable upon exercise of the Warrants.

(c)          Transactions within the past 60 days. Except for the information set forth herein, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)         Certain rights of other persons. Not applicable.

(e)          Date ceased to be a 5% owner. Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Warrant and Preferred Stock Purchase Agreement

In connection with the transactions contemplated by the Credit Agreement dated as of March 8, 2016 (the “Credit Agreement”), among the Issuer as borrower, certain subsidiaries of the Issuer, as guarantors, the lenders party thereto and Wilmington Trust, National Association, as administrative agent, the Issuer entered into a Warrant and Preferred Stock Purchase Agreement (the “Purchase Agreement”) on March 8, 2016 with AF IV Energy LLC, a Delaware limited liability company and an affiliate of Ares Management LLC.

Pursuant to the Purchase Agreement, on March 15, 2016, the Purchasers purchased warrants (the “Warrants”) to purchase an aggregate of up to 2,251,364 shares of Common Stock, subject to certain adjustments provided therein (the “Warrant Shares”), at an exercise price of $22.00 per share.

Pursuant to the Purchase Agreement, on March 15, 2016, the Issuer also issued to the Purchasers an aggregate of 3,500 shares of a new series of special voting preferred stock, $0.10 par value per share (the “Special Voting Preferred Stock”), designated by the Board. The shares of Special Voting Preferred Stock grant the holders thereof (the “Holders”) the right to elect up to two members of the Board, subject to reduction based on the Warrants held by the Purchasers, their respective affiliates and other permitted transferees that remain unexercised in respect of a specified number of Warrant Shares. The rights, preferences and privileges of the Special Voting Preferred Stock are set forth in a Certificate of Designation filed by the Issuer with the Secretary of State of the State of Delaware on March 15, 2016 (the “Certificate of Designation”).

Warrants

Pursuant to the Purchase Agreement, on March 15, 2016, the Issuer issued the Warrants to the Purchasers. Each Warrant affords the holder thereof the opportunity to purchase shares of Common Stock at an exercise price of $22.00 per share.  The Warrants expire on March 15, 2026.

The number of shares of Common Stock for which a Warrant is exercisable, and the exercise price per share of such Warrant are subject to adjustment from time to time pursuant to Section 2 of the Warrant upon the occurrence of certain events, including the subdivision or combination of Common Stock, the issuance of a dividend to all holders of Common Stock, certain issuances of Common Stock, certain issuance of rights or options and certain issuances of convertible securities. The Warrants contain a “cashless exercise” feature that allows the holders thereof to exercise the Warrants without a cash payment to the Issuer upon the terms set forth in the Warrants.

In the event that any exercise of a Warrant prior to the Stockholder Approval (as defined below) would result in the issuance of Warrant Shares that (i) have, or will have upon issuance, voting power in excess of 19.99% of the voting power of the Common Stock outstanding before the Issuance Date (as defined in the Warrant) or (ii) represent, or will represent upon issuance, in excess of 19.99% of the number of shares of Common Stock outstanding before the Issuance Date (each of (i) and (ii), the “Warrant Exercise Cap”), the Issuer shall have no obligation to issue and deliver Warrant Shares in excess of the Warrant Exercise Cap unless and until the approval of the requisite holders of the issued and outstanding voting capital stock of the Issuer required by the listing requirements of The New York Stock Exchange has been obtained (the “Stockholder Approval”).  The Issuer has agreed to use commercially reasonable efforts to seek the Stockholder Approval promptly following the Issuance Date, which obligation continues until the Stockholder Approval has been obtained.

Prior to the occurrence of certain events constituting a Fundamental Transaction (as defined in the Warrants) as a result of which the shares of Common Stock (or other securities, cash, assets or other property purchasable upon exercise of the Warrants prior to the Fundamental Transaction) would be converted into, changed into or exchanged for, stock, securities or other assets (including cash or any combination thereof), each holder of a Warrant will have the right to receive, upon exercise of a Warrant, an amount of securities, stock or other assets received in connection with such event with respect to or in exchange for the number of shares of Common Stock for which such Warrant is exercisable immediately prior to such event.

The Warrants and the Warrant Shares are subject to restrictions on transfer set forth in the Warrants.

Certificate of Designation

On March 15, 2016, the Issuer filed the Certificate of Designation with the Secretary of State of the State of Delaware.

Subject to certain conditions and qualifications set forth in the Certificate of Designation, for so long as the initial Holders, their respective affiliates and any other permitted transferees hold unexercised Warrants in respect of greater than or equal to 50% of the Warrant Shares in the aggregate, the Holders, voting exclusively and separately as a class, are entitled to elect two members of the Board, and for so long as the initial Holders, their respective affiliates and any other permitted transferees hold unexercised Warrants in respect of less than 50% but greater than or equal to 20% of the Warrant Shares in the aggregate, the Holders, voting exclusively and separately as a class, are entitled to elect one member of the Board (each such member of the Board, a “Preferred Director”). The right of the Holders to elect up to two members to the Board will terminate on the “Board Election Termination Date,” which is defined in the Certificate of Designation as the earlier of the date upon which (i) the Warrants remain unexercised in respect of less than 20% of the Warrant Shares in the aggregate and (ii) the Warrant Shares issuable upon the exercise of Warrants held by the initial Holders, their respective affiliates and any other permitted transferees constitute less than 20% of the Warrant Shares in the aggregate.

The initial term of office of each initial Preferred Director will begin on the earlier of (1) the fifth business day following the date the Issuer files its Annual Report on Form 10-K for the year ended December 31, 2015 and (2) March 31, 2016.  Generally, Preferred Directors will be elected by the Holders of a majority of the issued and outstanding shares of Special Voting Preferred Stock at each annual meeting of the stockholders of the Issuer (the “Stockholders”), with each Preferred Director serving a term of office expiring at the earliest of the next annual meeting of the Stockholders, the Board Election Termination Date or the death, resignation or removal of such Preferred Director.

Pursuant to the Certificate of Designation, unless otherwise provided by any Federal or state law, the Issuer’s Certificate of Incorporation, the restated bylaws of the Issuer, as amended (the “Bylaws”), or the provisions of Section 4 therein, the Holders do not have the right to vote for the election of directors, other than Preferred Directors, or on any other matters presented to the Stockholders for action by their written consent or at any annual meeting or special meeting of the Stockholders. In addition, the Holders of the Special Voting Preferred Stock will not be entitled to receive any dividends declared and paid by the Issuer.

From the date the shares of Special Voting Preferred Stock are first issued and ending on the Board Election Termination Date, the Issuer may not, without the prior written consent of the Holders of a majority of the issued and outstanding shares of Special Voting Preferred Stock (i) change, amend, alter or repeal any provision of the Issuer’s Certificate of Incorporation or the Bylaws, or create a new series of preferred stock or issue any other securities, to the extent any such action would adversely affect the Holders of the Special Voting Preferred Stock, or (ii) increase or decrease the authorized number of members of the Board from seven directors, including any Preferred Directors.

The Certificate of Designation provides that from the date the shares of Special Voting Preferred Stock are first issued and ending on the Board Election Termination Date, the Holders, the Preferred Directors and their respective affiliates may engage in, possess an interest in, or trade in the securities of, other business ventures of any nature or description, independently or with others, similar or dissimilar to the business of the Issuer, and the Issuer, the Board and their respective affiliates will have no rights in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture, even if competitive with the business of the Issuer, will not be deemed wrongful or improper.  Additionally, to the extent permitted by applicable law, none of the Holders, the Preferred Directors or their respective affiliates are obligated to present any investment opportunity to the Issuer even if such opportunity is of a character that the Issuer or any of its respective subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, in each case unless such investment opportunity is presented in writing to such Preferred Director or his or her affiliates in his or her capacity as a director of the Issuer, and, subject to the foregoing, each of the Holders, the Preferred Directors or their respective affiliates will have the right to take for such person’s own account (individually or as a partner or fiduciary) or to recommend to others any such corporate opportunity.

The Special Voting Preferred Stock may be redeemed by the Issuer following the Board Election Termination Date at a redemption price of $1.00 per share of Special Voting Preferred Stock.

The shares of Special Voting Preferred Stock are subject to restrictions on transfer, which prevent the transfer of any such shares to third parties, other than affiliates of the initial Holders, without the prior written consent of the Issuer, not to be unreasonably withheld, conditioned or delayed.

In the event of liquidation, dissolution or winding up of the Issuer, the Holders are entitled to receive $1.00 for each share of Special Voting Preferred Stock.

Registration Rights Agreement

On March 15, 2016, the Issuer entered into the Registration Rights Agreement with the Purchasers (the “Registration Rights Agreement”) relating to the registered resale from time to time of (i) the Common Stock issuable upon exercise of the Warrants, and (ii) certain other Common Stock owned by Ares Management LLC, the Purchasers or any of their respective affiliates (collectively, the “Registrable Shares”).  Pursuant to the Registration Rights Agreement, and subject to limitations set forth therein, the Issuer is required to use commercially reasonable efforts to effect up to five registrations with the Securities and Exchange Commission with respect to the registration of the offer of all Registrable Shares that the Purchasers request to be registered.  Pursuant to the Registration Rights Agreement, the Issuer has also granted the Purchasers piggyback registration rights on the terms and conditions set forth therein.

Standstill Agreements

On March 15, 2016, the Issuer entered into a separate Standstill Agreement with each Purchaser (the “Standstill Agreements”). Pursuant to the Standstill Agreements, until the Standstill Termination Date (as such term is defined in the Standstill Agreements), the Purchasers and certain of their affiliates have agreed not to, directly or indirectly, engage in any activities that would constitute a “Change of Control” (as defined in the indenture governing the Issuer’s existing Senior Notes due 2019).

Common Stock Purchase Agreement

On July 22, 2016, the Issuer entered into a Common Stock Purchase Agreement (the “Common Stock Purchase Agreement”) with the purchasers identified therein (the “Common Stock Purchasers”), pursuant to which the Issuer agreed to issue to the Common Stock Purchasers, and the Common Stock Purchasers agreed to purchase from the Issuer, an aggregate of 5,051,100 shares of Common Stock (the “Purchased Shares”), at a price of approximately $29.70 per share. The Purchased Shares were issued in a private placement (the “Private Placement”) exempt from the registration requirements under the Securities Act of 1933 pursuant to Section 4(a)(2) and/or Rule 506 promulgated thereunder. The Common Stock Purchasers are each an affiliate of, or a fund managed by, Ares Management LLC.

The closing of the Private Placement (the “Closing”), which occured on August 29, 2016, was subject to certain conditions, including, among others, (1) clearance by the Securities and Exchange Commission of an information statement prepared and filed by the Issuer that provides additional information concerning the Private Placement, (2) expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (3) authorization by the New York Stock Exchange of listing of the Purchased Shares.

The Common Stock Purchase Agreement contains customary representations, warranties and covenants of the Issuer and the Common Stock Purchasers, and the parties have agreed to indemnify each other against certain losses resulting from breaches of their respective representations, warranties and covenants. The Common Stock Purchase Agreement may be terminated under certain circumstances, including (i) if a statute, rule, order, decree or regulation is enacted that permanently prohibits the consummation of the transactions contemplated by the Common Stock Purchase Agreement, or (ii) if the Closing has not occurred by October 20, 2016.

Stockholder Agreement

In connection with the Closing, the Issuer entered into a Stockholder Agreement with Ares Management LLC, on behalf of the Common Stock Purchasers, pursuant to which the parties agreed to certain corporate governance matters, including (1) the right of the Common Stock Purchasers to designate one director nominee for election to the Board, subject to approval by the Nominating and Governance Committee of the Board, (2) a limitation on the aggregate number of shares of Common Stock that Ares Management LLC, the Common Stock Purchasers and their controlled affiliates (collectively, the “Stockholder Group”) may beneficially own, which may not exceed 45% of the outstanding Common Stock (calculated on a fully diluted basis) (the “Ownership Cap”) and (3) procedures for reviewing and approving future material related party transactions, if any, between the Issuer and any member of the Stockholder Group.

The Stockholder Agreement will terminate under certain circumstances, including at such time as the Stockholder Group no longer beneficially owns 30% of the outstanding Common Stock (calculated on a fully diluted basis). However, the Ownership Cap will survive any termination of the Stockholder Agreement until such time as (1)(a) the Stockholder Group ceases to own at least 20% of the outstanding Common Stock (calculated on a fully diluted basis), and (b) the Credit Agreement has been terminated or no amounts are otherwise owed or outstanding to Ares Management LLC or its affiliates under the Credit Agreement or (2) the Issuer files for bankruptcy.

The foregoing descriptions of the Purchase Agreement, the Warrants, the Certificate of Designation, the Registration Rights Agreement, the Standstill Agreements, the Common Stock Purchase Agreement and the Stockholder Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 1, 2, 3, 4, 5, 6 and 7 hereto, respectively, and incorporated herein by reference.

Item 7.      Material to be Filed as Exhibits

Exhibit 1

Warrant and Preferred Stock Purchase Agreement by and between the Issuer and AF IV Energy LLC, dated as of March 8, 2016 (incorporated by reference to Exhibit 10.2 to the current report on Form 8–K of the Issuer filed on March 9, 2016).

Exhibit 2	Form of Warrant to Purchase Common Stock dated as of March 15, 2016 (incorporated by reference to Exhibit 10.3 to the current report on Form 8–K of the Issuer filed on March 15, 2016).

Exhibit 3

Certificate of Designation of the Special Voting Preferred Stock of the Issuer, dated as of March 15, 2016 (incorporated by reference to Exhibit 4.1 to the current report on Form 8–K of the Issuer filed on March 15, 2016).

Exhibit 4

Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 15, 2016 (incorporated by reference to Exhibit 10.5 to the current report on Form 8–K of the Issuer filed on March 15, 2016).

Exhibit 5	Form of Standstill Agreement dated as of March 15, 2016 (incorporated by reference to Exhibit 10.4 to the current report on Form 8–K of the Issuer filed on March 15, 2016).

Exhibit 6	Common Stock Purchase Agreement dated as of July 22, 2016 (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on July 25, 2016).

Exhibit 7	Stockholder Agreement dated as of August 29, 2016 (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on August 29, 2016).

Exhibit 99.1	Joint Filing Agreement, dated as of March 24, 2016, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 29, 2016

AF IV ENERGY AIV B1, L.P.

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

AF IV (U), L.P.

By:	ARES MANAGEMENT LLC,
Its Manager

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1

Warrant and Preferred Stock Purchase Agreement by and between the Issuer and AF IV Energy LLC, dated as of March 8, 2016 (incorporated by reference to Exhibit 10.2 to the current report on Form 8–K of the Issuer filed on March 9, 2016).

Exhibit 2	Form of Warrant to Purchase Common Stock dated as of March 15, 2016 (incorporated by reference to Exhibit 10.3 to the current report on Form 8–K of the Issuer filed on March 15, 2016).

Exhibit 3

Certificate of Designation of the Special Voting Preferred Stock of the Issuer, dated as of March 15, 2016 (incorporated by reference to Exhibit 4.1 to the current report on Form 8–K of the Issuer filed on March 15, 2016).

Exhibit 4

Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 15, 2016 (incorporated by reference to Exhibit 10.5 to the current report on Form 8–K of the Issuer filed on March 15, 2016).

Exhibit 5	Form of Standstill Agreement dated as of March 15, 2016 (incorporated by reference to Exhibit 10.4 to the current report on Form 8–K of the Issuer filed on March 15, 2016).

Exhibit 6	Common Stock Purchase Agreement dated as of July 22, 2016 (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on July 25, 2016).

Exhibit 7	Stockholder Agreement dated as of August 29, 2016 (incorporated by reference to Exhibit 10.1 to the current report on Form 8–K of the Issuer filed on August 29, 2016).

Exhibit 99.1	Joint Filing Agreement, dated as of March 24, 2016, by and among the Reporting Persons.